14005027

UNITED STATES
AND EXCHANGE COMMISSION
SHINGTON, D.C. 20549

Received SEC

JAN 24 2014

Washington, DC 20549

No Act
PE 12/20/13

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-24-14

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Citigroup by Roy R. Sykes. We also have received a letter from the proponent dated January 6, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Roy R. Sykes
*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

The proposal recommends that the board modify Citigroup's equity compensation plan so that employees whose age makes them eligible for Medicare may request Citigroup to buy back Citigroup stock on terms specified in the proposal.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations. In this regard, we note that the proposal relates to the implementation and particular terms of a share repurchase program. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2014

<u>BY E-MAIL (shareholderproposals@sec.gov)</u>
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Roy R. Sykes

Dear Sir/Madame,
Attached please find my Stockholder Proposal for the 2014 Citigroup Annual Meeting and the Company's request for exclusion that was sent to you via email by Ms Shelly J. Dropkin on December 20, 2013. I received the document via UPS on December 23, 2013 at 7:04pm Pacific Standard Time (PST). The UPS Proof Of Delivery is the first page of the attachment.

Also attached is the Company's STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL (ENCLOSURE 2). I have annotated the STATEMENT with my comments. All comments are shown in blue and are numbered consecutively from 1 to 14. The statement (or statements) to which each comment applies is highlighted in yellow. The original page numbers of the document have been retained.

I have reviewed the Company's reasons for requesting exclusion of my Proposal from its 2014 Proxy Materials pursuant to SEC: Rule 14a-8(i)(7); Rule 14a-8(i)(9); Rule 14a-8(i)(4); and Rule 14a-8(i)(3). I have found no substantive issues that would prevent my Proposal from being included in the 2014 Proxy Materials.

Therefore, I respectfully request that the Proposal be approved for inclusion in the 2014 Proxy Materials. By copy of this letter and the attached comments, I am notifying the Company via US Postal Service (USPS) First Class Mail of my request for your approval.

This letter is being sent to both the SEC and the Company within the 14-day time period permitted by SEC Division of Corporation Finance: Staff Legal Bulletin No. 14 dated July 13, 2001 found at <u>http://www.sec.gov/interps/legal/cfslb14.htm</u>

If you have any questions regarding the Proposal, please contact me via email at *** FISMA & OMB Memorandum M-07-16 *** call me at *** FISMA & OMB Memorandum M-07-16 *** after 10:00am Los Angeles time. Please feel free to leave a message if I am not available to answer your call.

Sincerely yours,

Roy R. Sykes

cc: Citigroup, Inc.
Shelly J. Dropkin
Deputy Corporate Secretary & General Counsel
Corporate Governance
601 Lexington Avenue, 19th Floor
New York, NY 10022

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal asks the Board of Directors of the Company to grant rank-and-file employees a "put right," i.e., to require the Company to buy back stock from employees "at the price of the original stock acquisition" by the employees. Specifically, the Proposal requests that the Board:

> [M]odify the Equity Compensation Plan so that . . . Citi employees whose age makes them eligible for Medicare, may request Citi to buy back Citi stock acquired through either the Stock Awards, Stock Options, or Employee Stock Purchase Plans, so long as the employee can prove that the stock was acquired through one of these plans, and the employee has not filed a personal lawsuit or participated in a class-action lawsuit against Citi related to such stock acquisition [and to modify the Equity Compensation Plan so that] Citi will repurchase said stock at the price of the original stock acquisition. [1]

1. The Proposal does not request a "put right". Puts and calls have characteristics that differ from the Proposal. For example, they can be bought and sold, and they are traded on the public stock market. Neither applies to the Proposal.

To compensate employees for any loss in value of the Company's stock, the Proponent urges the Board to repurchase Company stock from retirement-age employees based on some measure of the price that the employee paid for the stock.

The Proponent's Supporting Statement makes clear that his Proposal relates to having the Company repurchase stock held by Company employees generally, not simply senior executives. The Proposal is targeted at *any* Company employees, without qualification as to the type of employee, eligible for Medicare benefits. Indeed, the Proposal vilifies senior executives in order to strengthen the Proponent's case for enhancing the compensation of non-executive employees.[2]

2. Factual statements about the performance of senior management cannot be considered vilification anymore than factual statements about the performance of an employee in a performance appraisal could be considered vilification. The statement is inaccurate and misleading.

The Company believes it may exclude the Proposal from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because it relates to the Company's ordinary business of compensating its workforce;

- Rule 14a-8(i)(9), because the Proposal would conflict with a proposal that the Company intends to present at its 2014 annual meeting of stockholders;

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1 The full text of the Proposal is attached hereto as Enclosure 1.

2 *See* Recitals to the Proposal ("Whereas Citi senior management over the last six years[:] 1. Knew, or should have known, that Citi stock was overpriced . . . 3. Encouraged Citi employees to invest in Citi stock . . . ."). *See also* Supporting Statement ("[T]he stock price of many of our major competitors has returned to or exceeded their 2007 levels. . . . Cleary, Citi senior management has failed us over the last six or more years. Citi employees who invested in Citi stock have suffered economic harm as a result.").

- Rule 14a-8(i)(4), because it seeks to further a personal interest of the Proponent not shared by the Company's other stockholders at large; and

- Rule 14a-8(i)(3), because its key terms and material provisions are inherently vague and indefinite.

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS.

The Proposal relates to employee compensation. The Proposal seeks to regulate how the Company compensates its employees and therefore relates to ordinary business. The Staff has taken the view that "'management of the workforce, such as the hiring, promotion, and termination of employees,' relates to ordinary business matters."[3] Under this reasoning, the Staff has consistently concurred that proposals relating to employee compensation may be excluded from a company's proxy materials.[4] The Staff has also consistently concurred in the exclusion of proposals that relate to retirement or pension benefits for employees.[5] The Proposal is clearly directed at similar issues of compensation and retirement benefits. The Proponent's Supporting Statement makes clear that "the objective of this Proposal is to bolster employee morale." Furthermore, one of the desired objectives of the Proposal is to supplement the income of retired employees, who may not have the benefit of anticipated dividend payments from their stock.[6]

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3 Division of Corporate Finance, *Staff Legal Bulletin No. 14A* (July 12, 2002) [hereinafter *SLB 14A]* (quoting *Amendments to Rules on Shareholder Proposals,* Rel. No. 34-40018, 1998 WL 254809 (May 21, 1998), *available at* http://www. sec. gov/interps/legal/cfs1b14a.htm..

4 *See, e.g., Ford Motor Co.* (Feb. 5, 2013) (concurring with the omission of a proposal regarding distribution of corporate profits into an employee profit sharing pool); *Emerson Electric Co.* (Oct. 17, 2012) (concurring with the omission of a proposal that director and officer bonuses be clawed back and redistributed to all employees); *KVH Industries Inc.* (Mar. 20, 2011) (concurring with the omission of a proposal requesting that any employee who has sold company stock or options within the previous 12 months be ineligible to receive new stock option grants).

5 *WGL Holdings Inc.* (Nov. 17, 2006) (concurring with the omission of a proposal requesting moderate raises for retired employees); *General Electric Co.* (Jan. 16, 2002) (concurring with the omission of a proposal asking for a yearly supplement to pensioners based on the level of over funding available from the pension trust).

6 *See* Supporting Statement ("Many Citi employees are underwater with regard to stock acquired through the Citi Equity Compensation Plan. This is even true of employees who acquired stock 19 years ago. Many relied upon Citi to pay a consistent dividend during their retirement.")

These issues of employee and retiree compensation pertain to the core matters involving the Company's ordinary business operations. To address the Proposal, the Company would need to balance such factors as how the Proponent's "put right" would affect the overall current level of compensation provided to full-time employees, the perceived benefit of enhancing retiree compensation to encourage performance from current employees and the overall cost that this put right would pose to stockholder value. The Company Proposal seeks to further micromanage employee compensation and retiree benefits by endorsing a specific repurchase price (i.e., to buy the stock "at the price of the original stock acquisition").[7] Rule 14a-8 is not a vehicle for fly-specking employee compensation with such detail.[8]

The Proposal is in stark contrast to the types of employment compensation proposals that the Staff has determined may be included in a company's proxy materials because they relate to significant policy issues. The Staff has held that compensation proposals may be included in a company's proxy materials if they relate to senior executive compensation or if the terms of the proposal raise the issue of the dilutive effect of an equity compensation plan on stockholder value.[9] As noted above, this Proposal is specifically targeted at the compensation of rank-and-file employees, not senior executives. Also, the Proposal makes no reference to, and is not concerned about, the dilutive effects of equity compensation on stockholder value.

3. The Proposal is not about the Company's ordinary business or employee compensation. It's about employee fair treatment. The primary objective of the Proposal is to bolster employee morale by reversing transactions that were detrimental and unfair to the employee. In all three cases (Stock Awards, Stock Options, and Employee Stock Purchase Plan), the employee entered into a contract to purchase stock from the Company, not the public stock market.

   As such, the employee had an expectation of "good faith and fair dealing". History has shown that was not the case. The Company failed to disclose risky assets and liabilities, that when taken into consideration, significantly reduced the market value of the stock. The Company failed to openly disclose its exposure to Mortgage Backed Securities and Collateralized Debt Obligations on its Balance Sheet, the financial instruments that precipitated the global financial meltdown.

   Because employee stock acquisitions were done as direct contracts between the Company and the employee, the Company had an obligation to inform the employee of the risk in accordance with the doctrine of "good faith and fair dealing" for such contracts.

   The Proposal recommends a process for correcting this inequity. There are others. The Proposal is only a recommendation. Ultimately, it's up to the Company to determine the best course of action. Clearly, it's of benefit to all shareholders to have employees who feel they have been treated fairly. Resentment and discontent are not the friends of high productivity. The Company has not denied this is a problem. If the Company believes otherwise, it should provide the results of objective employee satisfaction surveys to support its position. My Proposal is fair and balanced. I am surprised that the Company has not embraced it.

Legal arguments have been made that go even farther than my Proposal. In the case of Fifth Third Bancorp vs. Dudenhoeffer, currently before the US Supreme Court, an argument is made that a company has a fiduciary duty to ensure that a company's stock is an appropriate investment for an employee's 401K held by the company. The court will hear the case in March and issue a ruling by summer. For details, please see excerpts from the Los Angeles Times news article shown below.

http://articles.latimes.com/2013/dec/13/business/la-fi-court-employees-stock-20131214
++
Los Angeles Times
December 13, 2013

Supreme Court To Decide Whether Employees Can Sue Over 401(K) Losses
By David G. Savage

Federal law says that administrators of an employee retirement fund have a duty to act as "prudent" trustees. But it has been unclear whether they can be held liable if workers lose much of their money because they invested unwisely. In this particular case, the employer sponsoring the retirement accounts encouraged employees to invest some or most of their money in the company's stock.

After the stock market collapse in 2008, employees of several large banks sued. The employees had invested in their banks' stock and suffered sharp losses when the banks' investments in sub-prime mortgages collapsed.

In most of these suits, judges ruled employers could not be held responsible. But last year, a federal appeals court in Ohio cleared the way for employees of a Cincinnati-based bank to sue after the bank's stock lost about three-fourths of its value between late 2007 and early 2009.

In their complaint, they said that Fifth Third Bancorp offered the company's stock as one of the prime investment options. Even when top officials of the bank knew in 2007 that its investments in subprime mortgages were going sour, these officials hid that danger from their employees, they alleged.

The 6th Circuit Court of Appeals said these allegations, if proved, amount to a "breach of the fiduciary duty" of the employer. If officials knew the stock was risky, the appeals court said, then it was not "reasonable" to keep the employees heavily invested in the company's stock.

Significantly, U.S. Solicitor Gen. Donald Verrilli Jr. urged the high court to take a stand on behalf of the employees. He said the 1974 law that governs pensions and benefits "imposes duties of loyalty and prudence" on the sponsors of an employee retirement account. They should be held liable, he said, if they know the company's stock is "significantly overvalued" and do not alert their employees.

The Proposal would micromanage the Company's compliance with regulatory requirements. The multitude of federal, state and international laws and regulations that the Company must comply with when crafting employee compensation policies reinforces the fact that rank-and-file employee compensation is not a subject that stockholders, as a group, are positioned to make an informed judgment. For example, the Proposal would treat employees differently depending on their age. However, any differential treatment of an employee on grounds of age will be prohibited discrimination in the United Kingdom and within the European Union, where the Company has significant operations, save in exceptional circumstances where the discrimination can be "objectively justified."[10] Neither the Proposal nor the supporting statement contains sufficient grounds to provide an objective justification of the discriminatory treatment that would result from implementation of the Proposal.

4. Employee benefits based upon age are a common practice in all countries. The Proposal is only a recommendation. Ultimately, it's up to the Company to determine the best course of action. The Proposal is not about the Company's ordinary business or employee compensation. It's about employee fair treatment. The primary objective of the Proposal is to bolster employee morale by reversing transactions that were detrimental and unfair to the employee.

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7 In addition, the Staff has previously concurred that a variety of proposals relating to the repurchase of a corporation's stock may be excluded from a company's proxy materials because such proposals relate to matters of ordinary business. *See, e.g., Fauquier Bankshares, Inc.* (avail. Feb. 21, 2012) (concurring that a proposal related to a repurchase program could be excluded under Rule 14a-8(i)(7)); *Concurrent Computer Corp.* (avail. July 13, 2011) (concurring that a proposal related to a repurchase program could be excluded under Rule 14a-8(i)(7)); *Vishay Intertechnology, Inc.* (avail. Mar. 23, 2009) (concurring that a proposal to repurchase a specific class of a company's stock could be excluded under Rule 14a-8(i)(7)). Decisions related to whether to repurchase shares, and which shares to repurchase, is a core function of management.

8 Through the Company's Compensation Philosophy, which has been developed and approved by the Personnel and Compensation Committee, the Company aims to, inter alia, encourage prudent risk-taking in order to create long-term stockholder value. Citigroup Inc., Compensation Philosophy (attached hereto as Enclosure 3). The Proposal is, however, flatly inconsistent with one of the core objectives of the Company's Compensation Philosophy, i.e., to "align compensation to shareholder interests," because it would give employees who satisfy certain criteria a "put right" that is not available to other stockholders. *Id.* The Proposal would seek to micromanage the considered judgment of the Personnel and Compensation Committee regarding appropriate objectives in order to incentivize behaviors that lead to long-term value creation.

9 *See SLB 14A* (noting that proposals may not be excluded if the proposals "focus on equity compensation plans that may be used to compensate only senior executive officers and directors" or if the proposals "seek to obtain shareholder approval of all such equity compensation plans that potentially would result in material dilution to existing shareholders").

10 *See, e.g.,* Directive 2000/78/EC of the Council of 27 November 2000 Establishing a General Framework for Equal Treatment in Employment and Occupation, 2000 O.J. (L 303). Unlike the Age Discrimination in Employment Act, *see* 29 U.S.C. § 621 *et seq.*, this Directive generally prohibits discrimination on the basis of age, regardless of whether the employee is above a certain age.

Further, within the European Union there are regulatory requirements generally providing that certain compensation of employees classified as "material risk takers" must be deferred. The Proposal's "put right" would eliminate the deferred compensation aspects of the awards under the Company's equity incentive plans. As a result, if the Proposal were implemented, such equity awards could no longer be paid to these "material risk takers" and would be highly undesirable even for non-material "risk takers" because it would effectively accelerate this deferred compensation.[11] The Company has also observed a trend in the European Union, and particularly in the United Kingdom, for regulators to emphasize the importance of deferred compensation as a means of achieving adjustment of employee performance. The Proposal's "put right" could well put the Company at odds with its regulators and handicap the Company as it tries to respond to changing views regarding appropriate employee compensation. The foregoing are just a handful of examples from the complex, and constantly evolving, maze of local, state, federal and international regulations that the Company has to navigate. The best method to comply with these types of requirements, while designing an appropriate compensation policy to align employee and stockholder interests, is precisely the type of topic with respect to which Company management — and not the stockholders — is in the best position to make an informed judgment.

For all the foregoing reasons, the Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7).

5. The Proposal is only a recommendation. Ultimately, it's up to the Company to determine the best course of action. The Proposal is not about the Company's ordinary business or employee compensation. It's about employee fair treatment. The primary objective of the Proposal is to bolster employee morale by reversing transactions that were detrimental and unfair to the employee. The Proposal is only a recommendation. Ultimately, it's up to the Company to determine the best course of action.

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT DIRECTLY CONFLICTS WITH ONE OF THE COMPANY'S OWN PROPOSALS THAT IT CURRENTLY INTENDS TO SUBMIT AT THE 2014 ANNUAL MEETING.

Under Rule 14a-8(i)(9), the Company may omit a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." As the Commission has noted, the company's proposal and the stockholder's proposal need not be "identical in scope or focus" in order to omit a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(9).[12] Rather, the Staff has determined that a stockholder proposal may be omitted on this basis where the stockholder proposal and the company proposal present alternative and conflicting decisions for stockholders and submitting both proposals for a stockholder vote could provide inconsistent and ambiguous results.[13]

The Company currently intends to submit a proposal to its stockholder to approve a new employee stock incentive plan (the "New Plan"). Although all of the terms of the New Plan have not yet been finalized, the New Plan will not authorize the Company to make equity awards to employees that would include a "put right" upon reaching retirement age. Thus, the New Plan and the Proposal would directly conflict on this core term of an equity award and central feature of the Proposal.

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11 Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on Access to the Activity of Credit Institutions and the Prudential Supervision of Credit Institutions and Investment Finns, Amending Directive 2002/87/EC and Repealing Directives 2006/48/EC and 2006/49/EC, 2013 O.J. (L 176/388).

12 *See* Exchange Act Release No. 40018, n.27 (May 21, 1998).

13 See Becton, Dickinson and Company (avail. Nov. 12, 2009).

The Staff has repeatedly concurred with the exclusion of stockholder proposals that would require stock awards to include a core element that is not permitted under a stock option that the company plans to submit to its stockholder for their approval. *See, e.g., Abercrombie & Fitch* (avail. May 2, 2005) (concurring that, under Rule 14a-8(i)(9), the company could exclude a proposal requesting that the company adopt a policy requiring that stock options be performance-based in light of a company proposed plan authorizing only time-based stock options).[14]

Accordingly, because the Proposal would directly conflict with a proposal that the Company currently intends to submit to the stockholders at its 2014 meeting, it may be excluded pursuant to Rule 14a-8(i)(9).

6. This is a Catch 22 situation. The Company acknowledges that they have no plan to deal with low employee morale and are unwilling to consider any plan that would. How then is the stockholder to proceed? I would argue that the Proposal should be allowed on the basis that stockholders should have the right to express what is important to them. If the Proposal is approved, then the Company should consider it as a recommended course of action. The Proposal is only a recommendation. Ultimately, it's up to the Company to determine the best course of action. However, it would be prudent to consider the wishes of the stockholders when making that decision. Further, the Proposal can be adopted later as an extension to any approved equity compensation plan.

THE PROPOSAL SEEKS TO FURTHER A PERSONAL INTEREST OF THE PROPONENT NOT SHARED BY THE COMPANY'S OTHER STOCKHOLDERS AT LARGE.

The Proposal may also be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(4) because it would further a special interest of the Proponent as a former employee of the Company. Based on the Company's records, the Proponent is a former employee of the Company and owns stock of the Company. His Proposal therefore would benefit him by providing him the ability to sell his stock back to the Company upon reaching retirement age. This personal benefit is not shared by the millions of other Company stockholders who have never been employees.

Omitting the Proposal would be consistent with the goal of Rule 14a-8(i)(4): "to screen out proposals designed to further a personal grievance or a special interest, since such proposals are unlikely to further the interests of all shareholders at large."[15] The Staff has

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14 *See also Union Pacific Corp.* (avail. Jan. 15, 2013) (concurring in the exclusion of a proposal on Rule 14a-8(i)(9) grounds where the proposal would have provided that there be no vesting of equity awards upon a change of control and the company intended to submit a proposal that would have required accelerated vesting in certain change of control events); *Goodrich Corp.* (avail. Jan. 27, 2004) (concurring in the exclusion of a proposal on Rule 14a-8(i)(9) grounds where the proposal that the company's compensation committee, "in developing future senior

executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options" conflicted with a company proposal to increase the number of shares available for issuance under the company's option plan); *The Charles Schwab Corp.* (avail. Feb. 19, 2010) (concurring in the exclusion of a proposal on Rule 14a-8(i)(9) grounds where the proposal would have provided that awards under an executive compensation plan would not be paid in full for three years after the relevant performance period and the company intended to submit an executive compensation plan for stockholder approval that provided that awards were to be paid between January l' and March 15th of the calendar year immediately following the fiscal year on which the award was based).

15 *Amendments to Rules on Shareholder Proposals,* Rel. No. 34-39093, 1997 WL 578696, at *8 (Sept. 18, 1997) [hereinafter Rel. No. 34-39093] (citing *Proposed Amendments to Rule 14a-8,* Rel. No. 34-19135, 1982 WL 600869 (Oct. 14, 1982)). Although these proposed changes to the administration of the "special interest" exception ultimately were not adopted, *see* Rel. No. 34-40018, 1998 WL 254809, at *1, the text of the exception, and in turn the Commission's characterization of its underlying policy, remain the same as they did when the Commission issued Release No. 34-39093.

permitted the exclusion of similar proposals, where a proponent is or was a company employee and sought employment-related compensation or retirement benefits.[16]

The supporting statement clearly evidences the personal motivations of the Proponent. Statements in the Proposal such as "Citi employees who acquired Citi stock have been perceived as fools," "Citi employees have become increasingly disillusioned," and "Citi employees who invested in Citi stock have suffered economic harm" all reflect the Proponent's personal interests as a former employee of the Company, not simply a stockholder interested in maximizing the value of his investment. Indeed, the supporting statement is revealing: although otherwise referring exclusively to "employees" and "Citi senior management," in one instance the Proponent writes, "Citi senior management has failed us"—with "us" being an unmistakable reference to employees who purchased Company stock.

7. The meaning of "us" is best determined by the context. As a stockholder, I wrote the Proposal for the consideration of other stockholders. Thus, the meaning of "us" in this context is stockholders.

Because the Proponent was a Company employee, and that status apparently motivates his submission, the Proposal plainly "is designed to result in a benefit to [the Proponent], or to further a special interest, which is not shared by the other shareholders at large,"[17] but which Rule 14a-8(i)(4) is designed "to screen out."[18] Based on the foregoing, the Proposal may be excluded pursuant to Rule 14a-8(i)(4).

8. The Company seems to have overlooked the primary objective of the Proposal. The primary objective of the Proposal is to bolster employee morale by reversing transactions that were detrimental and unfair to the employee. The Proposal is only a recommendation. Ultimately, it's up to the Company to determine the best course of action. Clearly, it's of benefit to all shareholders to have employees who feel they have been treated fairly. Resentment and discontent are not the friends of high productivity. The Company has not denied this is a problem. The Proposal does not seek to further a personal interest of the Proponent not shared by the company's other stockholders at large.

THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AS TO SEVERAL KEY TERMS AND MATERIAL PROVISIONS.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague.[19] The Proposal is ambiguous in several respects:

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16 *General Electric Co.* (Jan. 25, 1994), (permitting exclusion of a proposal to increase the pensions of former employees "to compensate for the many substantial upward revisions made to the pension plan [after] these employees [including the proponent] had retired"); *Ina Bus. Machs. Corp.* (Jan. 25, 1994) (permitting exclusion of proposal by retiree that sought "to raise the minimum pension to $60.00 per month for each year of service").

17 17 C.F.R. § 240.14a-8(i)(4).

18 Rel. No. 34-39093, 1997 WL 578696, at *8 (Sept. 18, 1997).

19 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

- The repurchase price is ambiguous. The Proposal would require the Company to repurchase stock at "the price of the original stock acquisition." This formulation could mean several different things. For stock issued upon exercise of an option, does the Proponent mean the exercise price paid by the employee to acquire the stock (which would be the acquisition price paid by the employee, but not the stock price at the time the stock is actually acquired upon exercise of the option), or the market value of the stock on the date the option is exercised (which would be the price of the stock at the time the stock is acquired but not the acquisition price paid by the employee)? With respect to awards of deferred stock (a type of incentive compensation that is a promise to deliver stock in the future) does the Proponent mean a price based on the average trading price of the Company's stock at the time the award is made, or a price based on the market price at the time the shares are delivered?[20] These questions cannot be clearly answered. The acquisition price for Company stock is a key term of the Proposal—it is the linchpin to determine the economic result of the Proposal to the Company and its stockholders. The Staff has concurred with the exclusion of similar proposals that fail to define key terms necessary to determine the meaning and effect of the proposals.[21]

9. When I wrote the Proposal, I gave careful consideration to terminology. The Proposal clearly states that stock would be repurchased "at the price that it was originally acquired from Citi via the Stock Awards, Stock Options, or Employee Stock Purchase Plans". The key word is "acquired". For stock options the acquisition price is the exercise price paid by the employee to acquire the stock, not the market price at the time of exercise. For stock awards, again the price is the acquisition price, not the market price. The acquisition price is typically a price based on the average trading price of the Company's stock at the time the award is made. There is no ambiguity here.

- The eligibility requirements of the Proposal are ambiguous. The Proposal would provide a "put right" to employees "whose age makes them eligible for Medicare." Presumably, the Proponent means 65 years of age. However, an individual does not become eligible for Medicare solely on the basis of age.[22] Other eligibility requirements must be met as well. In addition, in some cases, individuals under the age of 65 may be eligible for Medicare benefits.[23] The Proposal is therefore vague because it is unclear whether the

20 Under the Company's 2013 Capital Accumulation Program, certain employees receive a portion of their incentive compensation as awards of deferred stock (a "CAP award"). Citigroup Inc., Schedule 14A (filed Mar. 14, 2013). The number of shares in a CAP award is determined by dividing (x) the value the portion of the employee's discretionary and incentive award that is designated as a CAP award by (y) the average closing prices of the Company's common stock on the New York Stock Exchange for the five trading days immediately preceding the date the CAP awards were made. *Id.* The shares are generally not delivered to the employee at the time the CAP award is made. *Id.* Instead, assuming the employee meets other vesting requirements, the shares are generally delivered to the employee over a four-year vesting schedule. *Id.*

21 *See General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy

that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *PepsiCo, Inc.* (Jan. 10, 2013) (Steiner) (same); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal); *Eastman Kodak Co.* (Mar. 3, 2003) (Kuklo) (permitting exclusion of a proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options," where the proposal failed to define key terms such as "perks" and did not specify how options were to be valued); *Safescript Pharmacies, Inc.* (Feb. 27, 2004) (permitting exclusion of a proposal requesting that the company expense all stock options in accordance with FASB guidelines, where the company pointed out that FASB standards allowed for two different methods of expensing options).

22 Generally, Medicare benefits are available to individuals who have reached 65 years of age and either (1) qualify for Social Security retirement benefits or (2) are a U.S. citizen or a legal resident of the U.S. for at least five years. 42 U.S.C. § 426.

23 *Id.*

Proponent means to provide the benefits of the Proposal to all employees who have reached age 65 or only to those employees who have reached age 65 and have satisfied Medicare's other eligibility requirements. Similarly, it is not clear whether the Proposal would provide its "put right" to employees who have not reached 65, but who are nevertheless eligible to receive Medicare benefits. The Company is a multi-national corporation with many employees who may, or may not, be entitled to the Proposal's "put right" depending on precisely what requirements must be satisfied to receive the "put right."

10. When I wrote the Proposal, I gave careful consideration to terminology. The Medicare eligibility age is an unambiguous term. It is currently 65 years old. It is true that eligibility for Medicare is determined by other factors in addition to age. It is also true that some people can qualify for Medicare before they have reached the Medicare eligibility age. However, these facts are irrelevant. They don't change the Medicare eligibility age, which is 65 years old. There is no ambiguity here.

- The Proposal would grant the "put right" to "employees," but it is silent with respect to whether subsequent owners of the shares would have the same put right. If the employee sells the shares, will a third party purchaser be able to exercise the "put right"? Will the "put right" pass to the employee's heirs by will or the laws of intestate succession? The Proposal fails to explain how this key feature, i.e., the transferability of the "put right," would operate in practice.

11. The Proposal is silent on the transfer of ownership of shares by any means to another person. This is because the right only applies to the employee. The Proposal clearly states this as follows, "Citi employees whose age makes them eligible for Medicare, may request Citi to buy back Citi stock acquired through either the Stock Awards, Stock Options, or Employee Stock Purchase Plans, so long as the employee can prove that the stock was acquired through one of these plans, and the employee has not filed a personal lawsuit or participated in a class-action lawsuit against Citi related to such stock acquisition". If the employee dies before reaching Medicare eligibility age, the right dies with him/her.

- The Proposal contains several key terms that are not defined and are therefore ambiguous. The Proposal asks for an amendment to the Company's "Equity Compensation Plan," but the Company does not have one single plan. Although the Company only makes new awards under its 2009 Stock Incentive Plan,[24] the Company has no fewer than four legacy equity-incentive plans for employees that have outstanding awards.[25] Moreover, does the Proposal cover only current plans that have not expired or all stock issued under any plan that has ever been adopted by the Company? In his Supporting Statement, the Proponent expresses concerns for retirees who purchased stock 19 years ago and who may not be receiving dividends. Does the Proponent wish the Company to buy back stock issued almost 20 years ago? The Proposal purportedly covers stock issued under "Stock Awards, Stock Options or Employee Stock Purchase Plans," but none of these terms is defined. A Proposal with so many undefined terms must be excluded under Rule 14a-8(i)(3).[26]

12. The terms Stock Awards, Stock Options, and Employee Stock Purchase Plans are well understood by most Citi stockholders. Therefore, they are not ambiguous. The Proposal does not limit the timeframe during which stock may have been acquired. The damage done to the share price has been born by all employees holding stock acquired from the Company. Therefore, it would be unfair to limit the Proposal only to current equity compensation plans. The Proposal applies to all.

---

24 *See* Citigroup Inc., 2009 Stock Incentive Plan (as amended and restated effective April 24, 2013), attached as Exhibit 10.1 to Citigroup Inc., Form 8-K (filed April 26, 2013).

25 As noted above, at its upcoming 2014 annual meeting, the Company intends to submit a new employee stock incentive plan for stockholder approval. If this new plan is approved, going forward, it would replace the 2009 Stock Incentive Plan as the sole plan under which new awards are made. However, the Company would continue to have multiple legacy equity-incentive plans that will have outstanding awards.

26 *The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *Citigroup Inc.* (Feb. 22, 2010), (permitting exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define "US Economic Security" or provide any reference for what that capitalized, seemingly defined term meant); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period").

- The meaning of "participate[] in a class-action lawsuit against" the Company is also not clear. Does the Proponent's term "participate" include only an individual that files a class action lawsuit as a class representative? Or, does the term include any member of the class who has not affirmatively requested to "opt out" of the class?[27] Although it is not clear that the Proponent intended this result, applying a plain, dictionary meaning to "participate," any member of the class could be considered to "take a part or share in" a class action."[28] As a result, if the Proposal were to be implemented, it is not clear if it would impose a burden on any employee who wished to exercise the Proposal's "put right" to opt-out of any class action litigation against the Company in the event that the employee is a member of the underlying class.

13. The Proposal was designed to prevent double dipping and to reward Citi employees who are relying upon the Company to do the right thing. Thus, if the employee participates in a class action lawsuit either by filing such a suit or choosing not to opt out of such a suit when notified by the class action plaintiff that they are part of the underlying class, then the employee would not be eligible to receive the benefit of the Proposal.

In light of these ambiguities, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[29] For the foregoing reasons, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(7), 14a-8(i)(9), 14a-8(i)(4) and 14a-8(i)(3). The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2014 Proxy Materials.

14. With these comments, I have addressed all of the issues raised by the Company. I have found no substantive issues that would prevent my Proposal from being included in the 2014 Proxy Materials. Therefore, I respectfully request that the Proposal be approved for inclusion in the 2014 Proxy Materials.

7824593

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27 *See, e.g.*, FED. R. Civ. P. 23 (outlining rules related to class action litigation).

28 *See* 2 THE NEW SHORTER OXFORD ENGLISH DICTIONARY 2109 (4th ed. 1993) (defining "participate" as, among other things, to Itiake a part or share in an action or condition, or (formerly) a material thing").

29 Division of Corporate Finance, *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), *available at* http://www.sec.gov/interps/legal/cfslbl4b.htm.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

December 20, 2013

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Roy R. Sykes

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Roy R. Sykes (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2014 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2014 annual meeting of stockholders. The Proponent's address and telephone number are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2014 Proxy Materials pursuant to: Rule 14a-8(i)(7); Rule 14a-8(i)(9); Rule 14a-8(i)(4); and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2014 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 days before it intends to file its 2014 Proxy Materials. The Company intends to file its 2014 Proxy Materials on or about March 12, 2014 and we plan to start printing the Notice of Internet Availability of Proxy Materials on or about March 6, 2014.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin,

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Roy R. Sykes

*** FISMA & OMB Memorandum M-07-16 ***

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2013

Citigroup, Inc.
Corporate Secretary
Stockholder Proposals
399 Park Avenue
New York, NY 10043

Dear Sir/Madame,

Enclosed please find my stockholder proposal for the 2014 Annual Meeting.

I am the beneficial owner of 4,805 common shares that are registered in the Citigroup Direct Registration System managed by Computershare. I have owned these shares for more than a year and will continue to hold them at the time of the Annual Meeting.

This proposal complies with the applicable requirements of SEC Rule 14a-8. If you believe otherwise, please advise so that I can either amend the proposal or appeal to the SEC.

If you have any questions regarding the proposal, please contact me via email at *** FISMA & OMB Memorandum M-07-16 *** or call me at *** FISMA & OMB Memorandum M-07-16 *** after 10:00am Los Angeles time. Please feel free to leave a message if I am not available to answer your call.

Sincerely yours,

Roy R. Sykes

Stockholder Proposal – Equity Compensation Relief

Roy Sykes, *** FISMA & OMB Memorandum M-07-16 *** beneficial owner of 4,805 shares, has submitted the following proposal for consideration at the Annual Meeting:

Whereas Citi senior management over the last six years

1. Knew, or should have known, that Citi stock was overpriced.
2. Knew, or should have known, that Citi stock was a risky investment for employees.
3. Encouraged Citi employees to invest in Citi stock.
4. In some cases, sold Citi stock while recommending employees acquire it.

And

5. Citi benefited financially from the sale of stock to employees.
6. Citi employees who acquired Citi stock have suffered economic harm as a result.
7. Citi employees who acquired Citi stock have been perceived as fools.

Hereby be it resolved that stockholders recommend the Board modify the Equity Compensation Plan so that

8. Citi employees whose age makes them eligible for Medicare, may request Citi to buy back Citi stock acquired through either the Stock Awards, Stock Options, or Employee Stock Purchase Plans, so long as the employee can prove that the stock was acquired through one of these plans, and the employee has not filed a personal lawsuit or participated in a class-action lawsuit against Citi related to such stock acquisition.
9. Citi will repurchase said stock at the price of the original stock acquisition.

Supporting Statement:

High employee morale is a critical component of a company's financial success. Over the last six years Citi employees have become increasingly disillusioned. Employees who invested in Citi stock have seen the stock price plummet from a high of $552.50 (adjusted) on Jan-03-2007 to less than 10% of that price on Nov-12-2013.

Meanwhile, the stock price of many of our major competitors has returned to or exceeded their 2007 levels. This is unprecedented. Clearly, Citi senior management has failed us over the last six or more years. Citi employees who invested in Citi stock have suffered economic harm as a result.

Many Citi employees are underwater with regard to stock acquired through the Citi Equity Compensation Plan. This is even true of employees who acquired stock 19 years ago. Many relied upon Citi to pay a consistent dividend during their retirement.

When the financial crisis hit, senior management repeatedly assured them that the dividend would not be cut. It was cut and the price of the stock plummeted. This was a double whammy, a significant loss of income and capital.

The objective of this proposal is to bolster employee morale by pledging to repurchase underwater stock at the price that it was originally acquired from Citi via the Stock Awards, Stock Options, or Employee Stock Purchase Plans, once the employee reaches Medicare eligibility age.

This proposal will not enrich employees at the expense of Citi. It will simply reverse transactions that were beneficial to Citi but detrimental to employees. Please join me in voting for this proposal and recommending that the Board modify the Equity Compensation Plan to correct this inequity. It's the right thing to do.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi com

citi

VIA UPS

November 20, 2013

Roy R. Sykes

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Sykes:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2014.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal asks the Board of Directors of the Company to grant rank-and-file employees a "put right," i.e., to require the Company to buy back stock from employees "at the price of the original stock acquisition" by the employees. Specifically, the Proposal requests that the Board:

> [M]odify the Equity Compensation Plan so that . . . Citi employees whose age makes them eligible for Medicare, may request Citi to buy back Citi stock acquired through either the Stock Awards, Stock Options, or Employee Stock Purchase Plans, so long as the employee can prove that the stock was acquired through one of these plans, and the employee has not filed a personal lawsuit or participated in a class-action lawsuit against Citi related to such stock acquisition [and to modify the Equity Compensation Plan so that] Citi will repurchase said stock at the price of the original stock acquisition.[1]

To compensate employees for any loss in value of the Company's stock, the Proponent urges the Board to repurchase Company stock from retirement-age employees based on some measure of the price that the employee paid for the stock.

The Proponent's Supporting Statement makes clear that his Proposal relates to having the Company repurchase stock held by Company employees generally, not simply senior executives. The Proposal is targeted at *any* Company employees, without qualification as to the type of employee, eligible for Medicare benefits. Indeed, the Proposal vilifies senior executives in order to strengthen the Proponent's case for enhancing the compensation of non-executive employees.[2]

The Company believes it may exclude the Proposal from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because it relates to the Company's ordinary business of compensating its workforce;
- Rule 14a-8(i)(9), because the Proposal would conflict with a proposal that the Company intends to present at its 2014 annual meeting of stockholders;

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1 The full text of the Proposal is attached hereto as <u>Enclosure 1</u>.

2 *See* Recitals to the Proposal ("Whereas Citi senior management over the last six years[:] 1. Knew, or should have known, that Citi stock was overpriced . . . 3. Encouraged Citi employees to invest in Citi stock . . . ."). *See also* Supporting Statement ("[T]he stock price of many of our major competitors has returned to or exceeded their 2007 levels. . . . Cleary, Citi senior management has failed us over the last six or more years. Citi employees who invested in Citi stock have suffered economic harm as a result.").

- Rule 14a-8(i)(4), because it seeks to further a personal interest of the Proponent not shared by the Company's other stockholders at large; and
- Rule 14a-8(i)(3), because its key terms and material provisions are inherently vague and indefinite.

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS.

The Proposal relates to employee compensation. The Proposal seeks to regulate how the Company compensates its employees and therefore relates to ordinary business. The Staff has taken the view that "'management of the workforce, such as the hiring, promotion, and termination of employees,' relates to ordinary business matters."[3] Under this reasoning, the Staff has consistently concurred that proposals relating to employee compensation may be excluded from a company's proxy materials.[4] The Staff has also consistently concurred in the exclusion of proposals that relate to retirement or pension benefits for employees.[5] The Proposal is clearly directed at similar issues of compensation and retirement benefits. The Proponent's Supporting Statement makes clear that "the objective of this Proposal is to bolster employee morale." Furthermore, one of the desired objectives of the Proposal is to supplement the income of retired employees, who may not have the benefit of anticipated dividend payments from their stock.[6]

These issues of employee and retiree compensation pertain to the core matters involving the Company's ordinary business operations. To address the Proposal, the Company would need to balance such factors as how the Proponent's "put right" would affect the overall current level of compensation provided to full-time employees, the perceived benefit of enhancing retiree compensation to encourage performance from current employees and the overall cost that this put right would pose to stockholder value. The Company seeks to further micromanage employee compensation and retiree benefits by endorsing a specific repurchase

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3 Division of Corporate Finance, *Staff Legal Bulletin No. 14A* (July 12, 2002) [hereinafter *SLB 14A*] (quoting *Amendments to Rules on Shareholder Proposals*, Rel. No. 34-40018, 1998 WL 254809 (May 21, 1998), *available at* http://www.sec.gov/interps/legal/cfslb14a.htm..

4 *See, e.g., Ford Motor Co.* (Feb. 5, 2013) (concurring with the omission of a proposal regarding distribution of corporate profits into an employee profit sharing pool); *Emerson Electric Co.* (Oct. 17, 2012) (concurring with the omission of a proposal that director and officer bonuses be clawed back and redistributed to all employees); *KVH Industries Inc.* (Mar. 20, 2011) (concurring with the omission of a proposal requesting that any employee who has sold company stock or options within the previous 12 months be ineligible to receive new stock option grants).

5 *WGL Holdings Inc.* (Nov. 17, 2006) (concurring with the omission of a proposal requesting moderate raises for retired employees); *General Electric Co.* (Jan. 16, 2002) (concurring with the omission of a proposal asking for a yearly supplement to pensioners based on the level of overfunding available from the pension trust).

6 *See* Supporting Statement ("Many Citi employees are underwater with regard to stock acquired through the Citi Equity Compensation Plan. This is even true of employees who acquired stock 19 years ago. Many relied upon Citi to pay a consistent dividend during their retirement.")

price (i.e., to buy the stock "at the price of the original stock acquisition").[7] Rule 14a-8 is not a vehicle for fly-specking employee compensation with such detail.[8]

The Proposal is in stark contrast to the types of employment compensation proposals that the Staff has determined may be included in a company's proxy materials because they relate to significant policy issues. The Staff has held that compensation proposals may be included in a company's proxy materials if they relate to senior executive compensation or if the terms of the proposal raise the issue of the dilutive effect of an equity compensation plan on stockholder value.[9] As noted above, this Proposal is specifically targeted at the compensation of rank-and-file employees, not senior executives. Also, the Proposal makes no reference to, and is not concerned about, the dilutive effects of equity compensation on stockholder value.

The Proposal would micromanage the Company's compliance with regulatory requirements. The multitude of federal, state and international laws and regulations that the Company must comply with when crafting employee compensation policies reinforces the fact that rank-and-file employee compensation is not a subject that stockholders, as a group, are positioned to make an informed judgment. For example, the Proposal would treat employees differently depending on their age. However, any differential treatment of an employee on grounds of age will be prohibited discrimination in the United Kingdom and within the European Union, where the Company has significant operations, save in exceptional circumstances where the discrimination can be "objectively justified."[10] Neither the Proposal nor the supporting statement contains sufficient grounds to provide an objective justification of the discriminatory treatment that would result from implementation of the Proposal.

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7 In addition, the Staff has previously concurred that a variety of proposals relating to the repurchase of a corporation's stock may be excluded from a company's proxy materials because such proposals relate to matters of ordinary business. *See, e.g., Fauquier Bankshares, Inc.* (avail. Feb. 21, 2012) (concurring that a proposal related to a repurchase program could be excluded under Rule 14a-8(i)(7)); *Concurrent Computer Corp.* (avail. July 13, 2011) (concurring that a proposal related to a repurchase program could be excluded under Rule 14a-8(i)(7)); *Vishay Intertechnology, Inc.* (avail. Mar. 23, 2009) (concurring that a proposal to repurchase a specific class of a company's stock could be excluded under Rule 14a-8(i)(7)). Decisions related to whether to repurchase shares, and which shares to repurchase, is a core function of management.

8 Through the Company's Compensation Philosophy, which has been developed and approved by the Personnel and Compensation Committee, the Company aims to, inter alia, encourage prudent risk-taking in order to create long-term stockholder value. Citigroup Inc., Compensation Philosophy (attached hereto as Enclosure 3). The Proposal is, however, flatly inconsistent with one of the core objectives of the Company's Compensation Philosophy, i.e., to "align compensation to shareholder interests," because it would give employees who satisfy certain criteria a "put right" that is not available to other stockholders. *Id.* The Proposal would seek to micromanage the considered judgment of the Personnel and Compensation Committee regarding appropriate objectives in order to incentivize behaviors that lead to long-term value creation.

9 *See SLB 14A* (noting that proposals may not be excluded if the proposals "focus on equity compensation plans that may be used to compensate only senior executive officers and directors" or if the proposals "seek to obtain shareholder approval of all such equity compensation plans that potentially would result in material dilution to existing shareholders").

10 *See, e.g.*, Directive 2000/78/EC of the Council of 27 November 2000 Establishing a General Framework for Equal Treatment in Employment and Occupation, 2000 O.J. (L 303). Unlike the Age Discrimination in Employment Act, *see* 29 U.S.C. § 621 *et seq.*, this Directive generally prohibits discrimination on the basis of age, regardless of whether the employee is above a certain age.

Further, within the European Union there are regulatory requirements generally providing that certain compensation of employees classified as "material risk takers" must be deferred. The Proposal's "put right" would eliminate the deferred compensation aspects of the awards under the Company's equity incentive plans. As a result, if the Proposal were implemented, such equity awards could no longer be paid to these "material risk takers" and would be highly undesirable even for non-material "risk takers" because it would effectively accelerate this deferred compensation.[11] The Company has also observed a trend in the European Union, and particularly in the United Kingdom, for regulators to emphasize the importance of deferred compensation as a means of achieving adjustment of employee performance. The Proposal's "put right" could well put the Company at odds with its regulators and handicap the Company as it tries to respond to changing views regarding appropriate employee compensation. The foregoing are just a handful of examples from the complex, and constantly evolving, maze of local, state, federal and international regulations that the Company has to navigate. The best method to comply with these types of requirements, while designing an appropriate compensation policy to align employee and stockholder interests, is precisely the type of topic with respect to which Company management – and not the stockholders – is in the best position to make an informed judgment.

For all the foregoing reasons, the Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT DIRECTLY CONFLICTS WITH ONE OF THE COMPANY'S OWN PROPOSALS THAT IT CURRENTLY INTENDS TO SUBMIT AT THE 2014 ANNUAL MEETING.

Under Rule 14a-8(i)(9), the Company may omit a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." As the Commission has noted, the company's proposal and the stockholder's proposal need not be "identical in scope or focus" in order to omit a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(9).[12] Rather, the Staff has determined that a stockholder proposal may be omitted on this basis where the stockholder proposal and the company proposal present alternative and conflicting decisions for stockholders and submitting both proposals for a stockholder vote could provide inconsistent and ambiguous results.[13]

The Company currently intends to submit a proposal to its stockholder to approve a new employee stock incentive plan (the "New Plan"). Although all of the terms of the New Plan have not yet been finalized, the New Plan will not authorize the Company to make equity awards to employees that would include a "put right" upon reaching retirement age. Thus, the

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11 Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on Access to the Activity of Credit Institutions and the Prudential Supervision of Credit Institutions and Investment Firms, Amending Directive 2002/87/EC and Repealing Directives 2006/48/EC and 2006/49/EC, 2013 O.J. (L 176/388).

12 *See* Exchange Act Release No. 40018, n.27 (May 21, 1998).

13 See Becton, Dickinson and Company (avail. Nov. 12, 2009).

New Plan and the Proposal would directly conflict on this core term of an equity award and central feature of the Proposal.

The Staff has repeatedly concurred with the exclusion of stockholder proposals that would require stock awards to include a core element that is not permitted under a stock option that the company plans to submit to its stockholder for their approval. *See, e.g., Abercrombie & Fitch* (avail. May 2, 2005) (concurring that, under Rule 14a-8(i)(9), the company could exclude a proposal requesting that the company adopt a policy requiring that stock options be performance-based in light of a company proposed plan authorizing only time-based stock options).[14]

Accordingly, because the Proposal would directly conflict with a proposal that the Company currently intends to submit to the stockholders at its 2014 meeting, it may be excluded pursuant to Rule 14a-8(i)(9).

THE PROPOSAL SEEKS TO FURTHER A PERSONAL INTEREST OF THE PROPONENT NOT SHARED BY THE COMPANY'S OTHER STOCKHOLDERS AT LARGE.

The Proposal may also be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(4) because it would further a special interest of the Proponent as a former employee of the Company. Based on the Company's records, the Proponent is a former employee of the Company and owns stock of the Company. His Proposal therefore would benefit him by providing him the ability to sell his stock back to the Company upon reaching retirement age. This personal benefit is not shared by the millions of other Company stockholders who have never been employees.

Omitting the Proposal would be consistent with the goal of Rule 14a-8(i)(4): "to screen out proposals designed to further a personal grievance or a special interest, since such proposals are unlikely to further the interests of all shareholders at large."[15] The Staff has

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14 *See also Union Pacific Corp.* (avail. Jan. 15, 2013) (concurring in the exclusion of a proposal on Rule 14a-8(i)(9) grounds where the proposal would have provided that there be no vesting of equity awards upon a change of control and the company intended to submit a proposal that would have required accelerated vesting in certain change of control events); *Goodrich Corp.* (avail. Jan. 27, 2004) (concurring in the exclusion of a proposal on Rule 14a-8(i)(9) grounds where the proposal that the company's compensation committee, "in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options" conflicted with a company proposal to increase the number of shares available for issuance under the company's option plan); *The Charles Schwab Corp.* (avail. Feb. 19, 2010) (concurring in the exclusion of a proposal on Rule 14a-8(i)(9) grounds where the proposal would have provided that awards under an executive compensation plan would not be paid in full for three years after the relevant performance period and the company intended to submit an executive compensation plan for stockholder approval that provided that awards were to be paid between January 1st and March 15th of the calendar year immediately following the fiscal year on which the award was based).

15 *Amendments to Rules on Shareholder Proposals*, Rel. No. 34-39093, 1997 WL 578696, at *8 (Sept. 18, 1997) [hereinafter Rel. No. 34-39093] (citing *Proposed Amendments to Rule 14a-8*, Rel. No. 34-19135, 1982 WL 600869 (Oct. 14, 1982)). Although these proposed changes to the administration of the "special interest" exception ultimately were not adopted, *see* Rel. No. 34-40018, 1998 WL 254809, at *1, the text of

permitted the exclusion of similar proposals, where a proponent is or was a company employee and sought employment-related compensation or retirement benefits.[16]

The supporting statement clearly evidences the personal motivations of the Proponent. Statements in the Proposal such as "Citi employees who acquired Citi stock have been perceived as fools," "Citi employees have become increasingly disillusioned," and "Citi employees who invested in Citi stock have suffered economic harm" all reflect the Proponent's personal interests as a former employee of the Company, not simply a stockholder interested in maximizing the value of his investment. Indeed, the supporting statement is revealing: although otherwise referring exclusively to "employees" and "Citi senior management," in one instance the Proponent writes, "Citi senior management has failed us"—with "us" being an unmistakable reference to employees who purchased Company stock.

Because the Proponent was a Company employee, and that status apparently motivates his submission, the Proposal plainly "is designed to result in a benefit to [the Proponent], or to further a special interest, which is not shared by the other shareholders at large,"[17] but which Rule 14a-8(i)(4) is designed "to screen out."[18] Based on the foregoing, the Proposal may be excluded pursuant to Rule 14a-8(i)(4).

THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AS TO SEVERAL KEY TERMS AND MATERIAL PROVISIONS.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague.[19] The Proposal is ambiguous in several respects:

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the exception, and in turn the Commission's characterization of its underlying policy, remain the same as they did when the Commission issued Release No. 34-39093.

16 *General Electric Co.* (Jan. 25, 1994), (permitting exclusion of a proposal to increase the pensions of former employees "to compensate for the many substantial upward revisions made to the pension plan [after] these employees [including the proponent] had retired"); *Int'l Bus. Machs. Corp.* (Jan. 25, 1994) (permitting exclusion of proposal by retiree that sought "to raise the minimum pension to $60.00 per month for each year of service").

17 17 C.F.R. § 240.14a-8(i)(4).

18 Rel. No. 34-39093, 1997 WL 578696, at *8 (Sept. 18, 1997).

19 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

- The repurchase price is ambiguous. The Proposal would require the Company to repurchase stock at "the price of the original stock acquisition." This formulation could mean several different things. For stock issued upon exercise of an option, does the Proponent mean the exercise price paid by the employee to acquire the stock (which would be the acquisition price paid by the employee, but not the stock price at the time the stock is actually acquired upon exercise of the option), or the market value of the stock on the date the option is exercised (which would be the price of the stock at the time the stock is acquired but not the acquisition price paid by the employee)? With respect to awards of deferred stock (a type of incentive compensation that is a promise to deliver stock in the future) does the Proponent mean a price based on the average trading price of the Company's stock at the time the award is made, or a price based on the market price at the time the shares are delivered?[20] These questions cannot be clearly answered. The acquisition price for Company stock is a key term of the Proposal—it is the linchpin to determine the economic result of the Proposal to the Company and its stockholders. The Staff has concurred with the exclusion of similar proposals that fail to define key terms necessary to determine the meaning and effect of the proposals.[21]

- The eligibility requirements of the Proposal are ambiguous. The Proposal would provide a "put right" to employees "whose age makes them eligible for Medicare." Presumably, the Proponent means 65 years of age. However, an individual does not become eligible for Medicare solely on the basis of age.[22] Other eligibility requirements must be met as well. In addition, in some cases, individuals under the age of 65 may be eligible for Medicare benefits.[23] The Proposal is therefore vague because it is unclear whether the

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20 Under the Company's 2013 Capital Accumulation Program, certain employees receive a portion of their incentive compensation as awards of deferred stock (a "CAP award"). Citigroup Inc., Schedule 14A (filed Mar. 14, 2013). The number of shares in a CAP award is determined by dividing (x) the value the portion of the employee's discretionary and incentive award that is designated as a CAP award by (y) the average closing prices of the Company's common stock on the New York Stock Exchange for the five trading days immediately preceding the date the CAP awards were made. *Id.* The shares are generally not delivered to the employee at the time the CAP award is made. *Id.* Instead, assuming the employee meets other vesting requirements, the shares are generally delivered to the employee over a four-year vesting schedule. *Id.*

21 *See General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *PepsiCo, Inc.* (Jan. 10, 2013) (Steiner) (same); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal); *Eastman Kodak Co.* (Mar. 3, 2003) (Kuklo) (permitting exclusion of a proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options," where the proposal failed to define key terms such as "perks" and did not specify how options were to be valued); *Safescript Pharmacies, Inc.* (Feb. 27, 2004) (permitting exclusion of a proposal requesting that the company expense all stock options in accordance with FASB guidelines, where the company pointed out that FASB standards allowed for two different methods of expensing options).

22 Generally, Medicare benefits are available to individuals who have reached 65 years of age and either (1) qualify for Social Security retirement benefits or (2) are a U.S. citizen or a legal resident of the U.S. for at least five years. 42 U.S.C. § 426.

23 *Id.*

Proponent means to provide the benefits of the Proposal to all employees who have reached age 65 or only to those employees who have reached age 65 *and* have satisfied Medicare's other eligibility requirements. Similarly, it is not clear whether the Proposal would provide its "put right" to employees who have not reached 65, but who are nevertheless eligible to receive Medicare benefits. The Company is a multi-national corporation with many employees who may, or may not, be entitled to the Proposal's "put right" depending on precisely what requirements must be satisfied to receive the "put right."

- The Proposal would grant the "put right" to "employees," but it is silent with respect to whether subsequent owners of the shares would have the same put right. If the employee sells the shares, will a third party purchaser be able to exercise the "put right"? Will the "put right" pass to the employee's heirs by will or the laws of intestate succession? The Proposal fails to explain how this key feature, i.e., the transferability of the "put right," would operate in practice.

- The Proposal contains several key terms that are not defined and are therefore ambiguous. The Proposal asks for an amendment to the Company's "Equity Compensation Plan," but the Company does not have one single plan. Although the Company only makes new awards under its 2009 Stock Incentive Plan,[24] the Company has no fewer than four legacy equity-incentive plans for employees that have outstanding awards.[25] Moreover, does the Proposal cover only current plans that have not expired or all stock issued under any plan that has ever been adopted by the Company? In his Supporting Statement, the Proponent expresses concerns for retirees who purchased stock 19 years ago and who may not be receiving dividends. Does the Proponent wish the Company to buy back stock issued almost 20 years ago? The Proposal purportedly covers stock issued under "Stock Awards, Stock Options or Employee Stock Purchase Plans," but none of these terms is defined. A Proposal with so many undefined terms must be excluded under Rule 14a-8(i)(3).[26]

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24 *See* Citigroup Inc., 2009 Stock Incentive Plan (as amended and restated effective April 24, 2013), attached as Exhibit 10.1 to Citigroup Inc., Form 8-K (filed April 26, 2013).

25 As noted above, at its upcoming 2014 annual meeting, the Company intends to submit a new employee stock incentive plan for stockholder approval. If this new plan is approved, going forward, it would replace the 2009 Stock Incentive Plan as the sole plan under which new awards are made. However, the Company would continue to have multiple legacy equity-incentive plans that will have outstanding awards.

26 *The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *Citigroup Inc.* (Feb. 22, 2010), (permitting exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define "US Economic Security" or provide any reference for what that capitalized, seemingly defined term meant); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period").

- The meaning of "participate[] in a class-action lawsuit against" the Company is also not clear. Does the Proponent's term "participate" include only an individual that files a class action lawsuit as a class representative? Or, does the term include any member of the class who has not affirmatively requested to "opt out" of the class?[27] Although it is not clear that the Proponent intended this result, applying a plain, dictionary meaning to "participate," any member of the class could be considered to "take a part or share in" a class action."[28] As a result, if the Proposal were to be implemented, it is not clear if it would impose a burden on any employee who wished to exercise the Proposal's "put right" to opt-out of any class action litigation against the Company in the event that the employee is a member of the underlying class.

In light of these ambiguities, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[29] For the foregoing reasons, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(7), 14a-8(i)(9), 14a-8(i)(4) and 14a-8(i)(3). The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2014 Proxy Materials.

7824593

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27 *See, e.g.*, FED. R. CIV. P. 23 (outlining rules related to class action litigation).

28 *See* 2 THE NEW SHORTER OXFORD ENGLISH DICTIONARY 2109 (4th ed. 1993) (defining "participate" as, among other things, to "[t]ake a part or share in an action or condition, or (formerly) a material thing").

29 Division of Corporate Finance, *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), *available at* http://www.sec.gov/interps/legal/cfslb14b.htm.

ENCLOSURE 3

CITIGROUP INC. COMPENSATION PHILOSOPHY

CITI'S COMPENSATION PHILOSOPHY

We believe that compensation is a critical strategic lever in the successful execution of our goals. As long-term value creation requires balancing strategic goals, so does developing compensation programs that incent balanced behaviors.

Citi's Compensation Philosophy includes designing compensation programs and structures that fulfill four primary objectives: 1) align compensation to shareholder interests; 2) manage risks to Citi by encouraging prudent decision-making; 3) implement evolving regulatory guidance; and 4) attract and retain the best talent to lead the Company to success.

Objectives
Our compensation objectives, as outlined below, have been developed and approved by the Personnel and Compensation Committee of the Board of Directors (the "Committee"), in consultation with management, independent consultants and Citi's senior risk officers. They have been specifically created to encourage prudent risk-taking, while attracting the world-class talent necessary to see the company through to success.

Citi's Compensation Objectives

- **Align compensation programs, structures and decisions with shareholder interests**
- **Manage risks to the firm by encouraging prudent decision-making**
- **Implement evolving regulatory guidance**
- **Attract and retain the best talent to lead the Company to success**

Shareholder Alignment

- Compensate executives through an objective framework that aims to strengthen the link between pay and performance by using a balanced scorecard approach with financial metrics and nonfinancial objectives that, in combination, are expected to improve risk-adjusted returns to shareholders.
- Provide meaningful portions of incentive compensation in the form of equity to help build a culture of ownership and to align employee interests with those of shareholders and other stakeholders.
- Require that executive officers maintain an ownership of 75% of the net shares acquired through incentive compensation programs and that they hold a substantial amount of vested Citi stock for at least one year after the end of their service as executive officers.
- Defer the delivery of significant portions of incentive compensation with vesting over a number of years and tie the amounts delivered to longer-term performance of the company to better link long-term shareholder value creation to the interests of management and to enhance alignment with risk outcomes.

- Provide for clawbacks in cases of improper risk-taking and material adverse outcomes in the years following the awarding of incentive compensation.
- Size incentive compensation to reflect company performance as well as industry and environmental factors, while maintaining strong capital levels.

Risk Management

- Develop and enforce risk management controls that reduce incentives to create imprudent risks for Citi and its businesses, and that reward a thoughtful balance of risk and return.
- Exercise discretion within a framework designed to make appropriate trade-offs between risk and reward.
- Encourage prudent risk-taking through multiple incentive compensation program processes for all employees who manage or influence material risks, including (a) rigorous performance management processes, (b) bonus pool funding and individual bonus determination processes that reflect risk-adjusted performance, and (c) deferrals that keep a meaningful portion of incentives at risk for future performance outcomes.
- Evaluate incentive compensation program results on an iterative basis, recognizing that validation and monitoring may result in future changes.
- Communicate clearly to all employees that poor risk management practices and imprudent risk-taking activity will lead to an adverse impact on incentive compensation, including the loss of incentive compensation and the reduction or elimination of previously awarded incentive compensation.
- Differentiate compensation decisions based on demonstrated risk management behaviors.
- Appoint only independent directors to the Committee, to provide independent review and approval of the firm's overall compensation philosophy.
- Set expectations of management regarding risk balancing in incentive compensation programs engaging, where appropriate, independent advisors to assist the Committee. Such advisors should provide no other services to Citi.
- Involve Citi's control functions, including Independent Risk, Compliance and Internal Audit, in compensation governance and oversight.

Regulatory Guidance

- Design incentive compensation programs with the recognition that global regulation of bank incentive compensation is evolving and that Citi's programs must be responsive to emerging trends and best practices.
- Where appropriate, develop innovative and industry-leading approaches that reconcile regulatory considerations and other stakeholder interests in compensation structures and designs.
- Promote understanding of the design and implementation of incentive compensation programs by outlining compensation policies, procedures and practices in public disclosures.

Attract and Retain Talent

- Compensate employees based on ability, contributions and risk-adjusted performance demonstrated over time, balanced with appropriate recognition for short-term results and contributions.
- Provide compensation programs that are competitive within global financial services to attract the best talent to successfully execute the company's strategy.
- Differentiate individual compensation to reflect employees' current or prospective contributions, based on both financial and non-financial performance such as risk and compliance behavior, and to reward those employees who demonstrate ingenuity and leadership.
- Provide discretionary incentive compensation, including equity awards, that is *variable* within guidelines prescribed by management and the Committee using a rigorous objective framework of goal-setting and performance evaluation for all highly paid professionals.
- Clearly and consistently communicate Citi's approach to compensation throughout the year, cascading such communications broadly to employees through key value statements such as Citi's Code of Conduct and the statements and actions of senior management and managers generally.